555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM/ AFFILIATE OFFICES

September 24, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Axalta Coating Systems Ltd.
Registration Statement on Form S-1
Filed August 20, 2014
File No. 333-198271

Dear Mr. Ingram:

On behalf of our client, Axalta Coating Systems Ltd., a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on August 20, 2014 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Michael F. Finn, the Company’s Senior Vice President and General Counsel, dated September 16, 2014, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Kamyar Daneshvar, Jeff Gordon, Jeanne Baker and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 24, 2014

General

1.	Please revise the presentation of your financial information throughout the filing so that the periods are presented consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

Response: The Company respectfully notes the Staff’s comment and has revised the historical financial statements in response to the Staff’s comment.

2.	Pages 13 and II-1 indicate that a stock split will occur in connection with the filing of your amended and restated memorandum of association and the adoption of your amended and restated bye-laws immediately prior to this offering. Since the stock split will occur immediately prior to this offering, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected stock split.

Response: The Company respectfully notes the Staff’s comment and intends to provide the requested information when available in a subsequent amendment in response to the Staff’s comment.

Prospectus Cover Page

3.	The disclosure in the last paragraph is not appropriate for the cover page. Please either remove it or relocate it to another section of the prospectus. Refer to Item 501 of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and has relocated the disclosure from the cover page to page i in response to the Staff’s comment.

Table Of Contents, page i

4.	We note your disclosure immediately after the table of contents that the information in the prospectus may only be accurate on “the date of this document, regardless of its time of delivery or of any sales of the common shares.” This statement may suggest to investors that they are responsible for seeking to obtain relevant updated information, or that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please delete or clarify this statement.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page i to delete this statement in response to the Staff’s comment.

September 24, 2014

Market, Industry and Other Data, page ii

5.	We note your reference to industry publications, surveys and reports from Orr & Boss, Inc. and LMC Automotive. Please provide us with copies of the source materials you cite, appropriately marked to identify the specific sections that you are citing. Confirm for us that the sources you cite were not commissioned or prepared specifically for use in this prospectus.

Response: Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Company is supplementally furnishing with this response a copy of the reports from Orr & Boss, Inc., LMC Automotive and The World Bank. The reports have been marked to indicate the data referenced in this response. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the reports are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors and (iii) the return of the information is consistent with the Freedom of Information Act. The reports of LMC Automotive and The World Bank were not commissioned or prepared specifically for use in this prospectus. The report of Orr & Boss, Inc. was prepared in connection with the Registration Statement, and the Company has filed with Amendment No. 1 a consent of Orr & Boss, Inc. pursuant to Rule 436.

Prospectus Summary, page 1

General

6.	Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather merely listing generalized risk factors near the end of this section. Revise to include disclosure of your weaknesses or strategic challenges that is equally prominent as your claims of industry pre-eminence.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 7, 8 and 10 to provide a more balanced discussion of the Company’s risks in relation to the discussion of the Company’s competitive strengths, including by adding clarifying disclosure to the competitive strengths described under the heading “Our Competitive Strengths” and by expanding the summary risk factor discussion to address some of the Company’s key risks in greater detail in response to the Staff’s comment.

Our Company, page 1

7.	Please revise your disclosure to briefly discuss your leverage and state your current amount of debt outstanding where you discuss your net sales, adjusted EBITDA and net income for the LTM period.

September 24, 2014

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 1 and 110 in response to the Staff’s comment.

8.	We note your references to “#1 global market position” and “#2 global market position” on page 2. Please revise your disclosure to clarify the basis for such rankings – for example, if such rankings are based on industry publications and/or management’s estimates.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page ii in response to the Staff’s comment to clarify that, except as otherwise noted, the Company’s global market positions are based on the report of Orr & Boss, Inc.

Summary Historical and Pro Forma Financial Information, page 14

9.	We note your disclosure in Note (3) on page 17 that you believe that EBITDA and Adjusted EBITDA provide additional information with respect to your past performance. On page 18, you indicate that EBITDA and Adjusted EBITDA have important limitations as analytical tools because these measures exclude certain tax payments that may represent a reduction in cash available to you, do not reflect your cash expenditures or future requirements for capital expenditures or contractual commitments, do not reflect changes in or cash requirements for your working capital needs and do not reflect the significant interest expense or the cash requirements necessary to service interest or principle payments on your debt. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure. Please revise your disclosure to address the limitations of EBITDA and Adjusted EBITDA as a performance measure. If you use EBITDA and Adjusted EBITDA as a liquidity measure in addition to a performance measure, revise your disclosure to separately discuss the limitations of these measures as both performance measures and liquidity measures and also reconcile these financial measures to the most directly comparable GAAP liquidity measure.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 17 and 18 in response to the Staff’s comment.

10.	We note your reconciliation of net income (loss) to EBITDA and Adjusted EBITDA within Note (3) on page 19 and have the following comments.

•	Footnote (f) refers to the elimination of employee termination benefits that are considered to be one-time in nature. Given that these benefits appear to occur in all periods presented, please revise your disclosure to better explain why you are eliminating these expenses;

•	We refer you to your non-cash adjustment. Based on the items noted in footnote (i), it is not clear that all these items are non-cash. Please expand your disclosures as necessary to clarify. Please also quantify these items for us and address whether any individual items are material enough to warrant separate presentation. In this regard, it is unclear whether material gains or income are being offset by material costs and losses; and

September 24, 2014

•	As discussed in footnote (l), you have estimated standalone costs based on a standalone operating structure that is similar to the operating structure used by DuPont prior to the acquisition. Please significantly expand your disclosure to provide additional information regarding how you estimated such costs. In addition, please clarify why you would use the operating structure used by DuPont prior to the acquisition rather than the operating structure used by the Successor to estimate your costs on a standalone basis. Finally, ensure your discussion of the limitations of Adjusted EBITDA addresses the fact that you have estimated theses costs.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 19 and 20 in response to the Staff’s comment.

In response to the Staff’s comment to footnote (f), the Company respectfully advises the Staff that employee termination benefits incurred during the Successor period were part of the transition phase of establishing new, and eliminating old roles, as well as the associated headcount decisions made as part of the Company’s evaluation of the appropriate employee organizational structure as a standalone company. Additionally, certain cost savings initiatives were directly connected to this assessment that the Company believes are not part of its core operational results. These cost saving initiatives included organizational changes the Company determined to be necessary as it transitioned to an independent company. This adjustment aligns with the Company’s Adjusted EBITDA definitions contained in the credit agreement governing its Senior Secured Credit Facilities as well as how the Company measures its results internally and how it incentivizes its global employee base annually. For the Predecessor periods of 2011, 2012, and January 1, 2013 to January 31, 2013, employee termination benefits and other employee-related costs were partially related to the positioning of the DuPont Performance Coatings (“DPC”) business for sale by DuPont and included retention bonuses for certain employees included within DPC as well as changes in estimates to restructuring decisions made during prior years. The Company believes the predecessor adjustments to Adjusted EBITDA are appropriate for evaluating the performance of the 2011 and 2012 years and the period from January 1, 2013 to January 31, 2013. The Company has added additional clarification to the footnote disclosure on page 19 to address the nature of these items to more fully address the Staff’s comment regarding the adjustments.

In response to the Staff’s comment on footnote (i), the Company respectfully notes the Staff’s comment about transparency and clarity related to using the term non-cash and addressed this by revising the title of the footnote to “Other adjustments.” The Other adjustments primarily relate to non-cash adjustments, including (i) stock-based compensation, (ii) changes in indemnity (assets) and liabilities associated with the Acquisition, (iii) a gain associated with a benefit plan amendment, (iv) natural gas/currency hedge losses allocated to DPC by DuPont, (iv) asset impairments, (v) equity investee dividends and (vi) non-operational losses.

To further address the Staff’s comment, the Company has included a supplemental analysis below to highlight the gains or income and costs or losses within the adjustment. The Company does not believe the net adjustment warrants separate presentation.

September 24, 2014

	Predecessor			Successor			Pro forma
	Year Ended December 31,		January 1 through January 31,	Year Ended December 31,	Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,		12 Months Ended June 30,
	2011	2012	2013	2013	2013	2014	2013	2013	2014	2014
Stock-based compensation	$3.7	$2.2	$0.1	$7.4	$—	$3.8	$7.5	$0.1	$3.8	$11.2
Reduction in indemnity (assets)/liabilities	—	—	—	(3.9)	—	12.2	(3.9)	—	12.2	8.3
Gain associated with benefit plan amendment	—	—	—	—	—	(6.8)	—	—	(6.8)	(6.8)
Natural gas/currency hedge	2.6	(0.4)	—	—	—	—	—	—	—	—
Asset impairments	1.3	2.6	—	—	—	—	—	—	—	—
Non-operational losses	6.6	4.6	—	—	—	—	—	—	—	—
Other	0.5	3.6	—	(1.2)	(0.2)	1.8	(1.2)	(0.2)	1.8	0.8

Total	$14.7	$12.6	$0.1	$2.3	$(0.2)	$11.0	$2.4	$(0.1)	$11.0	$13.5

Finally, in response to the Staff’s comment on footnote (l), in determining the amount of the related adjustment, the Company performed a detailed analysis of the costs DPC would have incurred had the Company operated on a standalone basis during the Predecessor periods by analyzing the historical corporate costs allocated to DPC. The estimate of standalone costs focused on a corporate function resource analysis, which included a standalone executive office, the costs associated with supporting a standalone information technology infrastructure, corporate functions such as legal, finance, treasury, procurement and human resources and certain costs related to facilities management. This resource analysis included anticipated headcount and the associated overhead costs of running these functions effectively as a standalone company given the Company’s size and complexity. These estimated standalone costs replaced the corporate costs that DuPont allocated to DPC as the Company believes these allocated costs were not indicative of costs it would and have incurred as a standalone company. Based upon 2013 actual corporate costs as a standalone entity, the Company determined that the standalone cost estimates for the years ended December 31, 2011 and 2012 and for the period from January 1, 2013 to January 31, 2013 would not have been materially different had the new structure been used prior to the Acquisition. The Company has revised the disclosure in footnote (l) on page 20 in response to the Staff’s comment to provide additional information regarding how it estimated such costs and to clarify the operating structure used to estimate its costs on a standalone basis for the Predecessor periods.

Risk Factors, page 21

Our substantial indebtedness could adversely affect our ability . . ., page 33

11.	Please disclose whether you were in compliance with all of the covenants contained in your outstanding debt instruments as of June 30, 2014.

September 24, 2014

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 33 in response to the Staff’s comment.

Use of Proceeds, page 45

12.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for general corporate purposes, if any remain after payment of indebtedness and for fees and expenses. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K. We note elsewhere in your prospectus that you describe your growth plans, but do not indicate if they will be funded using offering proceeds.

Response: The Company respectfully notes the Staff’s comment and will revise the disclosure on page 45 in a subsequent amendment to provide the information required by Item 504 of Regulation S-K at that time in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 54

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 59

13.	You indicate in Note (a) that the Company will receive no proceeds from this offering. Please reconcile this statement to your discussion under the Use of Proceeds section on page 45 which indicates that you intend to use the net proceeds from this offering, plus cash on hand, to repay indebtedness and to pay fees and expenses. Please address the need to show the pro forma impact of your intention to repay indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 59 in response to the Staff’s comment. At this time, the Company is uncertain of the amount of proceeds it will receive as a result of the offering. Proceeds received, if any, will be utilized to repay indebtedness and pay fees and expenses. In accordance with Rule 11-01(a)(8) of Regulation S-X, because the amount of Company proceeds is unknown, no additional pro forma information has been provided to reflect any anticipated repayment of its debt as such repayment is not probable. However, in response to the Staff’s comment, the Company has revised the disclosure on page 59 to address the fact that the amount of proceeds to the Company from this initial public offering is not certain at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

September 24, 2014

Results of Operations, page 70

14.	Please significantly expand your discussion of your consolidated results of operations as well as your selected segment information to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Quantify how much of the change in net sales, from period-to-period, was due to changes in volumes sold, changes in selling prices and changes in product mix;

•	Quantify the business reasons for the changes between periods in the significant line items of your statements of operations. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item; and

•	You indicate on page 96 that you are subject to changes in your cost of sales caused by movements in underlying commodity prices (primarily oil and natural gas) and that approximately 50% of your cost of sales is represented by raw materials. Please ensure your discussion of cost of sales discusses the impact that changes in oil and nature gas prices as well as changes in raw materials had on your results of operations and the comparability of your results from period to period.

See Item 303(a)(3) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 68 through 85 in response to the Staff’s comment.

The Company respectfully notes the Staff’s comment regarding inclusion of a quantification of the impact of changes in product mix to the Company’s net sales and respectfully advises the Staff that the impact of these changes is not significant to the Company’s overall net sales, and the Company has revised the disclosure on pages 68 through 85 to delete references to changes in product mix as a driver of overall net sales.

The Company also respectfully notes the Staff’s comment related to including disclosure regarding the impact of oil and natural gas prices within the Company’s cost of sales and respectfully advises the Staff that the impact of these price fluctuations is not significant to the Company’s overall cost of sales. The majority of the Company’s raw materials have limited immediate correlation to oil and natural gas pricing volatility due to several factors, including the Company’s downstream raw material position within the oil and gas supply chain. The Company has, however, added additional disclosure on the impact of raw materials within its discussion on pages 71 through 85.

15.	Separately discuss changes in cost of goods sold separately from your other operating charges. See our comment below regarding the separate disclosure of these two items.

Response: The Company respectfully notes the Staff’s comment and has revised its Statement of Operations to remove the language “and other operating charges” from the financial statement caption “Cost of goods sold and other operating charges” in response to the Staff’s comment. These changes were also applied to all other references to this financial statement caption throughout the Registration Statement. Consistent with Rule 5-03.2 of Regulation S-X, all charges included within this financial statement caption are considered by the Company to be related to the “cost of tangible goods sold.”

The Company has also revised the disclosure on page 68 of the Registration Statement, where it describes primary components of cost of goods sold to provide clarification regarding other costs within this financial statement caption. The Company believes all costs disclosed meet the definition in Rule 5-03.2 of Regulation S-X. The Company does not believe these represent “Other operating costs and expenses” as defined by Rule 5-03.3 of Regulation S-X, as these costs are associated with or functionally support the Company’s ability to manufacture and ship its products. The Company believes that it has appropriately disclosed these costs in accordance with Rules 5-03.2 and 5-03.3 of Regulation S-X.

September 24, 2014

16.	We note your risk factor on page 25 related to the value of the currencies in countries where you operate against the U.S. dollar and its effect on your financial results reported in U.S. dollar terms. As such, fluctuations in foreign exchange rates could affect your financial results reported in U.S. dollar terms without giving effect to any underlying change in your business or results of operations. Please fully expand your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 71 through 84 in response to the Staff’s comment.

Other expense (income), net, page 73

17.	Please expand your discussion to more fully address the underlying reasons for the $56.2 million difference between the historical period for the Successor six months ended June 30, 2014 compared to the Successor period June 30, 2013. In this regard, you only appear to address the $19.4 million impact related to the Acquisition date settlement of a foreign currency hedge contract.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 73 in response to the Staff’s comment.

Selected Segment Information, page 81

18.	You indict in footnote (1) to your tabular presentation of net sales by segment and segment Adjusted EBITDA herein and on page 83 that your segment Adjusted EBITDA measures include a net benefit as a result of estimating standalone costs for the Predecessor years ended December 31, 2011 and 2012 and Predecessor period January 1, 2013 through January 31, 2013. You further note that this adjustment for the standalone costs is not reflected in the unaudited and audited combined and consolidated financial statements contained elsewhere in the document. Please revise your table to present your historical segment Adjusted EBITDA measure, which is the primary measure of segment operating performance, and fully discuss period changes in this measure.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 81 through 85 in response to the Staff’s comment.

September 24, 2014

Liquidity and Capital Resources, page 85

19.	Given your significant foreign operations, please enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2013 and June 30, 2014.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 93 in response to the Staff’s comment.

20.	Please expand your disclosure regarding the amount available under your Revolving Credit Facility to clarify, if true, that the amount is available without violating any covenants. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 2 to Item 303(a) of Regulation S-K, and Section 501.13.c. of the Financial Reporting Codification for guidance.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 90 in response to the Staff’s comment.

Business, page 110

21.	Please clarify the note appearing under the graphic on page 110.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 110 in response to the Staff’s comment.

22.	We note your disclosure on page 115 that you “believe that [you] hold the #1 market position with MSOs in North America....” Please revise your disclosure to provide the basis for such belief.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 115 in response to the Staff’s comment.

23.	Please clarify who or what is the source of the information provided by the graphic on page 115. The source is currently attributed to “Wall Street research and management estimates.”

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 115 in response to the Staff’s comment.

Research and Development, page 124

24.	Please disclose the estimated amount spent during each of the last two fiscal years on company-sponsored research and development activities.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 124 in response to the Staff’s comment.

September 24, 2014

Shares Eligible for Future Sale, page 164

Lock-Up Agreements, page 164

25.	Please briefly describe the factors that the underwriters would consider in determining whether to consent to the sale of shares of common stock by the company, directors, executive officers and Carlyle before the lock-up period’s expiration. We note your reference to “subject to certain exceptions” on page 164 and on page 177. Please revise here and on page 177 as applicable.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that Citigroup Global Markets Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (the “Representatives”) have advised the Company that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the discretion of the Representatives. The Representatives have advised the Company that when determining whether or not to release shares from lock-up agreements, the Representatives may consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and the market conditions at such time. The Company has revised the disclosure on pages 164 and 177 in response to the Staff’s comment.

Registration Rights, page 165

26.	We note that, in connection with the completion of this offering, you intend to grant Carlyle the right to cause you to file registration statements covering resales of your common shares held by Carlyle or to piggyback on such registration statements in certain circumstances. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 165 in response to the Staff’s comment to disclose that the Company does not anticipate any prescribed cash penalties under the principal stockholders agreement or additional penalties that may result from delays in registering the Company’s common shares.

Financial Statements for the Period Ended June 30, 2014

Foreign Currency Translation

27.	As indicated on page 73, we note that during 2014 you changed the exchange rate used to remeasure your Venezuelan subsidiaries’ non-U.S. Dollar denominated monetary assets and liabilities to the rate determined by an auction process conducted by Venezuela’s Complementary System of Foreign Currency Administration (SICAD I), which was 10.0 to 1 compared to the historical indexed rate of 6.3 to 1. The devaluation resulted in a gain of $12.2 million for the six months ended June 30, 2014 due to your Venezuelan operations being in a net monetary liability position. Please provide disclosure regarding the fact that you made such a change and also disclose the facts and circumstances that led you to change this exchange rate.

September 24, 2014

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-18 in response to the Staff’s comment.

28.	Please address the comments below related to your annual financial statements in your interim financial statements to the extent they are applicable.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the interim financial statements to address the Staff’s comments related to the annual financial statements to the extent they are applicable.

Financial Statements for the Year Ended December 31, 2013

Statements of Operations, page F-34

29.	Please disclose cost of goods sold separately from your other operating charges. Refer to Rules 5-02.2 and 5-02.3 of Regulation S-X.

Response: The Company respectfully notes the Staff’s comment and respectfully advises the Staff that it believes the Rule references noted within the comment were meant to read as Rule 5-03.2 and 5-03.3 of Regulation S-X. As noted in the Company’s response above to comment #15, the Company has revised its Statement of Operations to remove the language “and other operating charges” from the financial statement caption “Cost of goods sold and other operating charges” and has revised its disclosure of the primary components of cost of goods sold to provide additional clarity regarding other costs within this financial statement caption. The Company believes its current presentation is in compliance with Rules 5-03.2 and 5-03.3 of Regulation S-X as the costs included within this financial statement caption are considered by the Company to be related to the “cost of tangible goods sold.”

Balance Sheet, page F-36

30.	With reference to Question 4 of SAB Topic 1.B.1 and the intercompany activities between DPC and DuPont, please provide an analysis of the activity reflected in your DuPont’s Net Investment in DuPont Performance Coatings line item. In this regard, it would appear meaningful to provide the material components that make up the Net Transfers to DuPont for each period presented.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that, as disclosed on pages F-7 and F-42 of the Registration Statement, DuPont used a centralized approach to cash management and financing its operations with respect to all transactions between DuPont and DPC for the Predecessor periods. Accordingly, these transactions were deemed to be settled immediately through DuPont’s Net Investment in DuPont Performance Coatings when the related expense was incurred. The amounts reflected in Net Transfers to DuPont comprise the net settlements of these transactions for each respective Predecessor period. Further, the Company believes the most meaningful elements within the line item “DuPont’s net investment in DuPont Performance Coatings” on page F-36 have appropriate transparency.

September 24, 2014

The Company respectfully acknowledges the guidance of Question 4 of SAB Topic 1.B.1 requiring an analysis of the activity comprising the Net Transfers to DuPont for each respective Predecessor period. The Company believes the presentation of such information is not meaningful to potential investors given the Company’s change in capital structure in the Successor periods and after the Offering. Further, the Company is unable to obtain this information without incurring significant costs given the inherent complexities of the carve-out financial statements.

(3) Summary of Significant Accounting Policies, page F-42

(d) Revenue Recognition, page F-43

31.	You recognize revenue—for certain OEM customers—based on the application of paint to the customers’ cars. Please expand your accounting policy to indicate how you determine when the earnings process is complete. In this regard, it is unclear whether the Company or your OEM customers is applying the paint.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-43 in response to the Staff’s comment. In accordance with SEC Staff Accounting Bulletin 104, revenue is recognized when it is realized or realizable and earned. Revenue is considered to be realized or realizable and earned when the following four criteria are met:

1)	Persuasive evidence of an arrangement exists

2)	Delivery has occurred or services have been rendered

3)	The seller’s price to the buyer is fixed or determinable, and

4)	Collectability is reasonably assured

The disclosure on page F-43 referred to in the Staff’s comment addresses the disclosure related to the determination of delivery for the Company’s OEM customers in criteria 2 above. In the Company’s agreements with certain OEM customers, the Company defines delivery to have occurred at the point at which the customer has applied its coatings to their manufactured inventory. The Company maintains consignment inventory at these locations and consumption is analyzed on a routine basis by on-site Company employees to ensure delivery has occurred. The Company has revised the disclosure on page F-43 to clarify how it determines the earnings process is complete, including that it is the Company’s customers that apply the paint.

(k) Property, Plant and Equipment, page F-45

32.	You disclose that property, plant and equipment acquired in the acquisition are depreciated over their estimated remaining useful lives, and subsequent property, plant and equipment additions are depreciated over useful lives generally ranging from 15 to 25 years. Please separately disclose the range of useful lives for each category presented on page F-77. For categories that have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

September 24, 2014

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages F-45 and F-46 in response to the Staff’s comment.

(o) Environmental Liabilities and Expenditures, page F-47

33.	Expand your disclosure regarding your claims for recovery from third parties to indicate when you recognize such assets and quantify the amounts recorded at each period presented.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-47 in response to the Staff’s comment.

(r) Foreign Currency Translation, page F-48

34.	As discussed on page 106, we note that as a result of the Acquisition, you reevaluated your functional currency accounting conclusions. Due primarily to your new legal entity organization structure, global cash management and raw material sourcing strategies, you determined that the functional currency of certain subsidiaries operating outside of the United States is the local currency of the respective subsidiaries. For the Predecessor period, your reporting currency was the U.S. dollar as DuPont management determined that the U.S. dollar was the functional currency of DPC’s legal entities and this functional currency was appropriate for the DPC organizational legal entity structure and the economic environment in which DPC operated during the period covered by the Predecessor consolidated and combined financial statements. With reference to ASC 830-10-45-3 through 45-6, please provide a thorough analysis that demonstrates the appropriateness of the functional currency of your subsidiaries in both the Successor and Predecessor periods.

Response: The Company respectfully notes the Staff’s comment and respectfully advises the Staff as follows:

Prior to Carlyle’s signing the definitive agreement for the acquisition of DPC in August of 2012, Axalta Coating Systems Ltd. was established and incorporated on August 24, 2012 for the purpose of acquiring DPC. Subsequently, a series of new legal entities were formed in order to consummate a series of acquisitions of the former DPC operating and holding companies that existed prior to the acquisition on February 1, 2013.

As part of the establishment of the Company’s newly formed legal entities, which were not part of the legacy DPC operations, the Company’s management evaluated each entity individually. Additionally, as part of the acquisition, the Company purchased a significant amount of operating and holding companies in non-U.S. jurisdictions that were purchased and funded through a series of intercompany transactions, including intercompany loans. These entities were largely formed during late 2012 as part of DuPont’s

September 24, 2014

separation activities to enable the consummation of the overall purchase transaction at both a parent company and local subsidiary level. As a result of the Acquisition, the Company’s internal global cash management, and local raw material sourcing strategies, the Company also separately evaluated its entire legal entity footprint, which was acquired under ASC 830. In total, approximately 90 legal entities were evaluated. Specifically, for each of the legal entities, the Company evaluated:

•	Transactional cash flows related to the entity’s individual assets and liabilities, including cash that may be readily available for remittance to and such entity’s parent company;

•	Transactional currency sales prices for the entity’s commercial products, including any prices that are indexed or are not primarily responsive on a short-term basis to changes in exchange rates but are determined more by local competition or local government regulation;

•	Sales market indicators, including an active local sales market for the entity’s products, as well as an analysis of the mix of both in-market and export sales;

•	Transactional cash flows associated with expenses, including payroll and raw material purchasing costs, and determination if they are local transactional costs, even though there also may be imports from other countries;

•	The primary denomination of financing activities and transactional funds generated by the entity’s operations are sufficient to service existing and normally expected debt obligations. This included both the local third party borrowings as well as intercompany structural and working capital borrowings;

•	Other Intercompany transactions and arrangements indicators (other than financing activities mentioned above).

The Company performed the analysis above through a series of questionnaires and functional coordination between the Company’s global Controllership, Tax, Treasury and Business Finance teams. As part of the first phase of the analysis, the Company first undertook a process to understand legal entity structure, parent-subsidiary relationships and the nature of business activities within each legal entity, including whether the entity was intended to be a holding company, manufacturing company, re-seller/distributor for import/export sales, financing company or a combination thereof. As part of the second phase of the analysis, the Company facilitated a series of questionnaires and conference calls with the local functional teams to obtain insight into those key considerations above, including corroborating its understanding of each legal entity’s business activities and associated transactional cash flows.

As a result of this analysis, the Company individually determined each legal entity’s functional currency based on the observable facts. In addition to the above, the Company also evaluated certain jurisdictions that have been deemed to have highly inflationary economies, including Venezuela, to appropriately assess its conclusions in accordance with ASC 830.

September 24, 2014

The Company’s conclusions in the Successor period were based on facts specific and circumstances that were a result of the Company’s internal structure and decisions made as a Successor Company. During the Predecessor Period, DuPont’s conclusions were based on a set of factors unique to their company, including their Parent Company and their U.S. dollar based capital structure, U.S. dollar based financing and treasury policies and U.S. dollar based intercompany transactions and arrangements, among other factors. The DPC business was a subset of DuPont’s consolidated group and/or a subset or a business unit within legal entities inside and outside of the United States. Therefore, the facts that existed, which may have been unique to the DPC operations, were not necessarily indicative of a legal entity view for functional currency determination.

(4) Acquisition of DuPont Performance Coatings, page F-50

35.	Please expand your disclosures to identify the nature of the other assets acquired for the purpose of creating a standalone entity which cannot be individually identified and separately recognized. Refer to ASC 805-30-50-1(a).

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-9 and F-51 in response to the Staff’s comment.

(6) Restructuring, page F-54

36.	Please enhance your disclosure to discuss the expected completion date in accordance with ASC 420-10-50-1(a). In addition, please disclose the total amount of restructuring charges expected to be incurred, the amount incurred for each period presented as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by ASC 420-10-50-1(b) and (d).

Response: The Company respectfully notes the Staff’s comment and respectfully advises the Staff that the Company maintains substantive plans (the “Plan”) for providing involuntary termination benefits to the Company’s employees.

In accordance with ASC 712, as an involuntary termination benefit arrangement exists between the Company and its employees that is contractually payable before retirement and is not payable from a pension or other postretirement plan, the restructuring should and was accounted for under topic ASC 712, rather than ASC 420-10.

Given the formal existence of the Plan, the Company determined that the provisions of ASC 712 apply with respect to the analysis of the appropriate accounting treatment for the termination benefits. The Company also respectfully directs the Staff to the Company’s opening disclosures on pages F-11 and F-55 where the Company discloses the accounting model utilized.

September 24, 2014

The cost of termination benefits recognized as a liability were recorded when both the loss was probable and amounts could be reasonably estimated in accordance with ASC 712-10-25-2.

The Company has reviewed ASC 715-20-50, which details the disclosures required by public entities reporting these benefits under ASC 712, and it believes that all disclosures required thereby were previously included in the disclosure or do not apply to these nonretirement postemployment benefits. In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-55 to facilitate a better understanding of the impact on cash flows as well as the nature of these charges.

(10) Stock-Based Compensation, page F-69

37.	Please disclose the estimated fair value of the common stock underlying your stock options granted during the periods presented as well as your basis for determining such fair value. Address this comment as it relates to the options granted during the six months ended June 30, 2014. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of the common stock underlying your most recent option grants.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-70 in response to the Staff’s comment. The Company understands that the Staff may have additional comments once the estimated IPO price range has been disclosed.

(13) Income Taxes, page F-72

38.	It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Response: The Company respectfully notes the Staff’s comment and respectfully advises the Staff that it incurred losses before income taxes in both the United States and non-U.S. jurisdictions of $158.4 million and $118.5 million, respectively, during the Successor year ended December 31, 2013.

During the Successor year ended December 31, 2013, the Company generated $208.5 million of taxable income in jurisdictions where the statutory tax rate is below the statutory tax rate in the United States. The Company’s current tax expense is affected by the structure of the Acquisition. The Acquisition of the U.S. portion of the business was accomplished through asset purchases, which permits the Company to increase its tax basis in the acquired assets and, as a result, allows the Company to depreciate and amortize its assets based on the purchase price paid for the U.S. assets. This has the effect of reducing the Company’s current U.S. taxable income and U.S. tax expense. In contrast, the Acquisition of the businesses outside the United States were primarily accomplished through stock purchases, preventing the Company

September 24, 2014

from increasing the tax basis of its foreign businesses’ operating assets and recognizing the associated tax benefit of increased depreciation and amortization. These factors together result in a significant amount of the Company’s current provision for income tax expense being composed of non-U.S. amounts and a disproportionate amount of taxable income in countries with statutory tax rates lower than the United States.

The Company’s subsidiaries located in Canada, China, Luxembourg and Venezuela, collectively, accrued $32.5 million of foreign income taxes on $126.6 million of income for the Successor year ended December 31, 2013. This represents a 25.7% weighted average effective tax rate for that period. However, losses before income taxes in other foreign jurisdictions reduced the Company’s total foreign tax expense, which resulted in an overall foreign income tax provision of $(0.9) million during the period.

(25) Segments, page F-85

39.	Please refer to our comment above regarding the disclosures surrounding your reconciliation of Adjusted EBITDA to net income and revise your disclosures herein accordingly.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages F-29, F-30, F-87 and F-88 in response to the Staff’s comment.

40.	You indicate on page 99 that Performance Coatings and Transportation Coatings are reportable segments. Please revise your accounting policy to identify your operating segments. With reference to ASC 280-10-50-1, please tell us and revise your disclosures to clarify the level at which your chief operating decision maker (CODM) receives financial information for purposes of making decisions about the allocation of resources and evaluating performance. Your response should address the nature and detail of any financial information your CODM receives related to the Refinish and Industrial end-markets for Performance Coatings and the Light Vehicle and Commercial Vehicle end-markets for Transportation Coatings and how you have determined whether or not these end-markets represent operating segments.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-27 and F-85 to identify its operating segments and to more fully address the Staff’s comment and add greater transparency.

The Company respectfully advises the Staff that it identified its two operating segments by applying the guidance in ASC 280-10-5-1. The Company’s Chief Operating Decision Maker (“CODM”) receives discrete financial information, as defined in ASC 350-20-55-4, at the Performance Coatings and Transportation Coatings level on a consolidated and regional basis. The Company’s Chairman and Chief Executive Officer, Charles W. Shaver, has been identified as the Company’s CODM. The discrete financial information provided to the CODM is comprised of full operating activity from sales through to Adjusted EBITDA at a consolidated Axalta level as well as for each consolidated segment – Performance Coatings and Transportation Coatings. Similar consolidated information is also included in the CODM package on a regional

September 24, 2014

basis. Because the CODM receives regional information on both a product and geographic basis, the Company considered the guidance in ASC 280-10-50-9. Although the CODM receives regional information at the Performance Coatings and Transportation Coatings level, which is overlapping in nature with the consolidated information, the Company concluded that the Performance Coatings and Transportation Coatings operating segments on a consolidated basis are the primary metrics used for managing the business and are the most helpful metrics for investors to understand the business. Therefore, the consolidated Performance Coatings and Transportation Coatings segments represent the Company’s reportable operating segments.

With regard to the Company’s Refinish, Industrial, Light Vehicle and Commercial Vehicle end-markets, the CODM regularly receives only sales and variable contribution information. The CODM uses such sales and variable contribution information to better understand the drivers behind the Performance Coatings and Transportation Coatings segment results. In addition, management is not compensated on variable contribution at any level of the organization and this metric is not considered discrete financial information or a determining factor for the CODM in the allocation of resources by segment. Instead, Adjusted EBITDA is the key profitability metric analyzed by the CODM and utilized when allocating resources and assessing performance. This is what the Company has historically utilized to explain its performance to its lenders and is the only operating income measure utilized by the Company in determining how it pays incentive compensation. Based on these facts, the Company has concluded these end-markets do not meet the definition of operating segments.

Based on the above discussion, the Company has revised the disclosure on pages F-27 and F-85 to more fully address the Staff’s comment and add greater transparency.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

September 24, 2014

cc: (via email)

Charles W. Shaver of Axalta Coating Systems Ltd.

Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Kamyar Daneshvar

Jay Ingram

Jeff Gordon

Jeanne Baker